170 University Avenue • Suite 1000
Toronto, Ontario, Canada M5H 3B3 •Tel: 416.548.7522
info@titanmedicalinc.com • www.titanmedicalic.com

Titan Medical Finalizes User Requirements for 1st Generation Robotic Surgical System;
Reiterates 2017 and 2018 Development Milestones Leading to FDA 510(k) Submission

TORONTO, ON, March 23, 2017 - Titan Medical Inc. (TSX: TMD) (OTCQX: TITXF), reported today that the first milestone for 2017, finalizing user requirements for the single port robotic surgical system, has been achieved slightly ahead of schedule. The Company also reiterated the development milestones Titan is pursuing for its single-port robotic surgical system for application in minimally invasive surgery (MIS). The milestones and timeline are designed to lead to Titan’s 510(k) submission to the US Food & Drug Administration (FDA) for clearance to market.

The remaining 2017 milestones are as follow:

•	Select and confirm two US and one European strategic facilities for pre -clinical studies
•	Test and evaluate performance of subsystems of existing engineering verification (EV) units
•	Complete initial formative human factors studies that follow previous heuristic studies
•	Initiate design changes based on subsystem performance and human factors evaluation
•	Implement design changes and retest system and subsystems
•	Update Design History File and documentation for relevant modules of the Company’s Quality Management System (“QMS”)
•	Complete initial requirements and architecture for simulation software and training program design
•	Complete and report on pre-clinical studies at strategic facilities in US and Europe
•	Confirm FDA and CE Mark pathways in coordination with regulatory authorities

2018 milestones:

•	Complete software development, system design and update Design History File for regulatory filings
•	Complete summative human factors evaluation
•	Complete simulation software development and training program design
•	Complete and document pre-clinical studies for FDA submittal
•	Prepare and submit 510(k) application to FDA and prepare Technical File for CE Mark and submit to European Notified Body
•	Publish white papers on pre -clinical studies

David McNally, President and Chief Executive Officer, stated, “During the past few weeks, Dr. Perry Genova, our Vice President of Research and Development and our team have carefully reviewed our plan to submit our single port robotic surgical system to the FDA for clearance to market, and apply for the CE Mark with a European Notified Body by the end of 2018. While the execution of the original roadmap was delayed during last year due to funding issues, we believe that the team’s experience in advancing innovative and complex medical technologies through the design, development and regulatory review processes will enable Titan to submit its applications in 2018. We still need to raise additional funding of approximately $70 million to meet the 2018 filing objective. However, we believe with the multi-billion dollar opportunity ahead of us, sufficient financing and successful execution by our team, we can create substantial shareholder value.”

Mr. McNally continued, “Achieving the user requirements milestone slightly ahead of our updated schedule is a positive step for Titan’s trajectory toward commercialization and illustrates our team’s ability to focus on the most important requirements for our platform, so that execution can be simplified. We will leverage the momentum gained by achieving this milestone to execute on the remaining objectives as we advance toward commercialization.”

Management led by David McNally, President & CEO, will host a conference call to discuss the financial results and MD&A for the fourth quarter ended December 31, 2016 and recent corporate developments at 4:30 PM ET, today, March 23rd. Investors within Canada and the United States interested in participating are invited to call 800-274-0251. All other international participants can use the dial-in number +1 416-642-5209. During the call management, will offer remarks and take live questions from analysts and professional investors. Others are encouraged to submit questions prior to or during the call to aprior@evcgroup.com.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in Canada and the United States can call 888-203-1112 and reference the Replay Access Code: 5784933. All callers outside Canada and the United States can dial +1 647-436-0148, using the same Replay Access Code. To access the webcast, please visit http://www.titanmedicalinc.com/and select ‘Investors.’

About Titan Medical Inc.

Titan Medical Inc. is a Canadian public company focused on research and development through to the planned commercialization of computer-assisted robotic surgical technologies for application in minimally invasive surgery (“MIS”). The Company is currently developing the SPORT Surgical System, a single-port robotic surgical system. The SPORT Surgical System is comprised of a surgeon-controlled patient cart that includes a 3D high definition vision system and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides the surgeon with an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body during MIS procedures. With the SPORT Surgical System, the Company aims to pursue a broad set of surgical indications, including general abdominal, gynecologic and urologic procedures.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This press release contains "forward-looking statements" which reflect the current expectations of management of the Company. Such statements include, but are not limited to, statements regarding receipt of applicable regulatory approvals, the anticipated Closing Date and the proposed use of the Net Proceeds. Wherever possible, words such as "may", "would", "could", "will", "anticipate", "believe", "plan", "expect", "intend", "estimate", "potential for" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the "Risk Factors" section of the Company's Annual Information Form dated March 30, 2016 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements.

CONTACT INFORMATION

Amanda Prior
Aprior@evcgroup.com
(646) 445-4800

Michael Polyviou
mpolyviou@evcgroup.com
(646) 445-4800